Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended September 30,
	Basic		Diluted (a)
	2011	2010	2011	2010
Average number of common shares outstanding	62,059	61,128	62,059	61,128
Average common shares due to assumed conversion of stock options	—	—	—	—
Total shares	62,059	61,128	62,059	61,128

Income (loss) from continuing operations, net	$11,779	$1,021	$11,779	$1,021
Income (loss) from discontinued operations, net	(12,569)	(1,787)	(12,569)	(1,787)
Net loss	$(790)	$(766)	$(790)	$(766)

Per share data:
Income (loss) from continuing operations, net	$0.19	$0.02	$0.19	$0.02
Income (loss) from discontinued operations, net	(0.20)	(0.03)	(0.20)	(0.03)
Net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	For the nine months ended September 30,
	Basic		Diluted (a)
	2011	2010	2011	2010
Average number of common shares outstanding	61,940	60,654	61,940	60,654
Average common shares due to assumed conversion of stock options	—	—	—	—
Total shares	61,940	60,654	61,940	60,654

Income (loss) from continuing operations, net	$12,507	$(37,377)	$12,507	$(37,377)
Income (loss) from discontinued operations, net	(40,014)	24,040	(40,014)	24,040
Net loss	$(27,507)	$(13,337)	$(27,507)	$(13,337)

Per share data:
Income (loss) from continuing operations, net	$0.20	$(0.62)	$0.20	$(0.62)
Income (loss) from discontinued operations, net	(0.65)	0.40	(0.65)	0.40
Net loss per share	$(0.45)	$(0.22)	$(0.45)	$(0.22)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.